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                             March 15, 2022

       Swatantra Rohatgi
       President
       Smart Rx Systems Inc.
       18540 N. Dale Mabry Highway
       Lutz, Florida 33548

                                                        Re: Smart Rx Systems
Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed February 16,
2022
                                                            File No. 024-11384

       Dear Mr. Rohatgi:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2022 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Unaudited Fiscal Period Ending September 30, 2021 Compared to Audited Fiscal Period Ending
       September 30, 2020, page 40

   1. Please revise your captions and disclosures throughout the filing to remove all references to the fiscal period
ending September 30, 2020 as being audited or a part of audited financial statements.
       Remuneration of Executive Officers and Directors of Our Company, page 50

   2. We note your response to our prior comment 2. Please update this section for your most recently completed
fiscal year December 31, 2021. Refer to Item 11 of Form 1-A.
 Swatantra Rohatgi
Smart Rx Systems Inc.
March 15, 2022
Page 2
Financial Statements, page F-1

3. Your response to comment 3 did not address our comment. Please make arrangements with your auditor for them to revise their report to comply with the requirements of
         Article 2 of Regulation S-X, including stating, if true, that they are required to be independent with respect to Smart RX Systems, Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange
         Commission. Refer to paragraph (c)(1)(iii) in Part F/S of Form 1-A. Also, ask them to refer to the years then ended, rather than the year then ended, throughout their report.
4. Your response to comment 5 did not address our comment. Please explain your basis in
         GAAP for excluding depreciation and amortization, gain on sale of assets, impairment losses and write-off of bad debt from operating income (loss) or restate your financial statements and disclosures throughout the filing accordingly.
5. We read your response to comment 4. Please revise the balance sheet presented alongside the September 30, 2021 balance sheet in your interim financial statements to be as of
         December 31, 2020 and do not label it as audited. Also, revise to include a reconciliation
         of the changes in each caption of shareholders    equity during the
period ended September
         30, 2020 with all significant reconciling items described by appropriate captions. Refer to paragraph (b)(5)(i) in Part F/S of Form 1-A.
General

6. We reissue comment 6. In this regard, we note disclosure throughout the filing that should be updated beyond the fiscal year ended December 31, 2020.
       You may contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameSwatantra Rohatgi                           Sincerely,
Comapany NameSmart Rx Systems Inc.
                                                              Division of
Corporation Finance
March 15, 2022 Page 2                                         Office of Trade &
Services
FirstName LastName